State of Delaware
Secretary of State
Division of Corporations
Delivered 12:39 PM 07/06/2018
FILED 12:39 PM 07/06/2018
SR 20185537747 - File Number 6964311

CERTIFICATE OF FORMATION

of

Aphios Pharma LLC

This Certificate of Formation of Aphios Pharma LLC has been duly executed and is being filed by the undersigned authorized person for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act, (6 Del. C. §§18-101, et seq.)

1. Name. The name of the limited liability company formed hereby (the "Company") is Aphios Pharma LLC.

2. Registered Office. The address of the registered office of the Company in the State of Delaware is c/o Delaware Corporate Services Inc., 901 N. Market St., Suite 705, Wilmington, County of New Castle, Delaware 19801.

3. Registered Agent. The name and address of the registered agent for service of process on the Company in the State of Delaware are Delaware Corporate Services Inc., 901 N. Market St., Suite 705, Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned authorized person has caused this Certificate of Formation to be duly executed as of the 6th day of July, 2018.

Delaware Corporate Services Inc.
Authorized Person

By: Stefanie Hernandez
Stefanie Hernandez
Secretary